Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 9
DATED DECEMBER 22, 2005
TO THE PROSPECTUS DATED AUGUST 31, 2005
OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 9 supplements certain information contained in our prospectus dated August 31, 2005, as supplemented by Supplement No. 1 dated October 14, 2005, Supplement No. 2 dated October 28, 2005, Supplement No. 3 dated November 8, 2005, Supplement No. 4 dated November 10, 2005 Supplement No. 5 dated November 22, 2005, Supplement No. 6 dated December 9, 2005, Supplement No. 7 dated December 14, 2005 and Supplement No. 8 dated December 20, 2005.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections entitled "Business and Policies," "Plan of Distribution" and Prospectus Summary as described below.  You should read this Supplement No. 9 together with our prospectus and each supplement thereto.

Business and Policies

This section supplements the discussion contained in the prospectus under the heading "Business and Policies," which begins on page 107 of the prospectus. A new subsection titled "Description of Real Estate Assets" has been added by Supplement No. 1 after the discussion of "Other Policies," which ends on page 114 of the prospectus.

Our joint venture, Minto Builders (Florida), Inc., referred to herein as MB REIT, purchased the following property on the date indicated below:

Description of Real Estate Assets

Walgreens; Springfield, Missouri

On December 20, 2005, MB REIT purchased a leasehold interest in an existing single-user building known as Walgreens, containing approximately 14,560 of gross leasable square feet.  The building is located at National and Cherokee in Springfield, Missouri. This property competes with four other drug stores located within miles of the property's market area and its economic performance could be affected by changes in local economic conditions.

MB REIT purchased this property from an unaffiliated third party, A-S 63 National-Cherokee L.P., for a cash purchase price of approximately $3.6 million.  MB REIT purchased this property for cash and may later borrow monies using this property as collateral.

MB REIT does not intend to make significant repairs and improvements to this property over the next few years. However, if any repairs or improvements are made, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

MB REIT is of the opinion that the property is adequately covered by insurance.

Real estate taxes payable in 2005 for the tax year ended 2005 (the most recent tax year for which information is generally available) were approximately $18,000.  The real estate taxes payable were calculated by multiplying Walgreens' assessed value divided by 100 by a tax rate of 5.72.

For federal income tax purposes, MB REIT's depreciable basis in this property will be approximately $2.7 million.  MB REIT calculates depreciation expense for tax purposes, using the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

The building was built in 2003.  One tenant, Walgreens, leases 100% of the total gross leasable area of the property.  The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:

	Approximate
	GLA Leased	% of Total	Current Annual	Lease	Term
Lessee	(Sq. Ft.)	GLA	Rent ($)	Beginning	To

Walgreens	14,560	100	315,331	05/03	01/73

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)	Average Base Rental Income Per Square Foot Under Expiring Leases ($)

2006	0	-	-	0.0%	315,331	-
2007	0	-	-	0.0%	315,331	-
2008	0	-	-	0.0%	315,331	-
2009	0	-	-	0.0%	315,331	-
2010	0	-	-	0.0%	315,331	-
2011	0	-	-	0.0%	315,331	-
2012	0	-	-	0.0%	315,331	-
2013	0	-	-	0.0%	315,331	-
2014	0	-	-	0.0%	315,331	-
2015	0	-	-	0.0%	315,331	-

The table below sets forth certain information with respect to the occupancy rate at Walgreens expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending	Occupancy Rate as of	Effective Annual Rental
December 31,	December 31,	Per Square Foot ($)

2004	100%	21.66
2003	100%	21.66

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may limit the liability for these expenses to a specified amount.

Potential Property Acquisitions

MB REIT is currently considering acquiring the properties listed below.  The decision to acquire these properties will generally depend upon:

•

no material adverse change occurring relating to the underlying property, the tenants or in the local economic conditions;

•

either the receipt of sufficient net proceeds from our offering, equity capital available to MB REIT or financing proceeds to make the acquisitions; and

•

the receipt of satisfactory due diligence information including appraisal, environmental reports and lease information.

Other properties may be identified in the future that we, either directly or indirectly through MB REIT, may acquire before or instead of the properties listed below. There can be no assurance that these properties will be acquired.

In evaluating these properties and determining the appropriate amount of consideration to be paid for these properties, we will consider a variety of factors including overall valuation of net rental income, location, demographics, quality of tenants, length of leases, price per square foot, occupancy and whether or not the overall rental rate at the shopping center is comparable to market rates.  We believe that these properties are well located, have acceptable roadway access, are well maintained and have been professionally managed. These properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions.

Thermo Process Systems Office/Warehouse & Distribution Facility; Sugar Land, Texas

MB REIT may purchase a fee simple interest in a freestanding office/warehouse and distribution facility leased to Thermo Process Systems, containing approximately 146,000 gross leasable square feet.  The building is located at 1410 Gillingham Lane in Sugar Land, Texas.

If acquired. MB REIT anticipates purchasing this property from an unaffiliated third party, 1410 Gillingham, Ltd., for a cash purchase price of approximately $13.9 million.  MB REIT anticipates purchasing this property for cash and may later borrow monies using this property as collateral.

If acquired, MB REIT does not intend to make significant repairs or improvements to this property over the next few years.  However, if any repairs or improvements are made, the tenant would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their lease.

MB REIT is of the opinion that the property will be adequately covered by insurance.

Real estate taxes payable in 2005 for the tax year ended 2004 (the most recent tax year for which information is generally available) were approximately $32,000.  The real estate taxes payable were calculated by multiplying Thermo Process Systems' assessed value divided by 100 by a tax rate of 1.75.

The building was constructed in 2002 and expanded in 2005.  One tenant, Thermo Process Systems, leases 100% of the total gross leasable area of the property.  The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:

Base Rent
	Approximate		Per Square	Estimated
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Thermo Process Systems	146,000	100	6.58	10/05	09/15

For federal income tax purposes, MB REIT's depreciable basis in this property will be approximately $10.4 million.  MB REIT calculates depreciation expense for tax purposes, using the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)	Average Base Rental Income Per Square Foot Under Expiring Leases ($)

2006	0	-	-	0.0%	960,680	-
2007	0	-	-	0.0%	960,680	-
2008	0	-	-	0.0%	960,680	-
2009	0	-	-	0.0%	960,680	-
2010	0	-	-	0.0%	960,680	-
2011	0	-	-	0.0%	960,680	-
2012	0	-	-	0.0%	960,680	-
2013	0	-	-	0.0%	960,680	-
2014	0	-	-	0.0%	960,680	-
2015	1	146,000	960,680	100%	960,680	6.58

The table below sets forth certain information with respect to the occupancy rate at Thermo Process Systems expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.  Information for prior years was not available.

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may limit the liability for these expenses to a specified amount.

Monadnock Marketplace; Keene, New Hampshire

MB REIT may purchase a fee simple interest in an existing shopping center known as Monadnock Marketplace containing approximately 200,791 gross leasable square feet.  The center is located at 30 Ash Book Road in Keene, New Hampshire.

If acquired, MB REIT anticipates purchasing this property from an unaffiliated third party, Konover Development Corporation, for a cash purchase price of approximately $48.7 million.  MB REIT anticipates purchasing this property for cash and may later borrow monies using this property as collateral.

If acquired, MB REIT does not intend to make significant repairs or improvements to this property over the next few years. However, if any repairs or improvements are made, the tenant would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

MB REIT is of the opinion that the property will be adequately covered by insurance.

Real estate taxes payable in 2005 for the tax year ended 2005 (the most recent tax year for which information is generally available) were approximately $202,000.  The real estate taxes payable were calculated by multiplying Monadnock Marketplace's assessed value divided by 1000 by a tax rate of 26.19.

Four tenants, Price Chopper, Michaels, Bed, Bath & Beyond and Circuit City, each lease more than ten percent (10%) of the total gross leasable area of the property.  The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
Price Chopper	73,883	37	17.89	12/05	12/25

Michaels	21,718	11	16.25	10/05	10/20

Bed, Bath & Beyond	20,900	10	13.50	10/03	01/19

Circuit City	20,413	10	16.00	10/05	01/17

For federal income tax purposes, MB REIT's depreciable basis in this property, if acquired, will be approximately $36.5 million.  When MB REIT calculates depreciation expense for tax purposes, it will use the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Monadnock Marketplace was built between 2003 and 2005 and is shadow anchored by Home Depot, Target and Dick's Sporting Goods.  As of January 1, 2006, this property will be one hundred percent (100%) occupied, with a total of approximately 200,791 square feet leased to 12 tenants.  The following table sets forth certain information with respect to those leases:

	Approximate GLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)
Gamestop	1,900	01/09	1/5 yr.	43,700	23.00
Pier 1 Imports	9,590	10/13	2/5 yr.	171,181	17.85
Olive Garden	7,685	09/15	1/10 yr.	114,000	14.83
iParty	9,900	09/15	2/5 yr.	173,250	17.50
Mattress Giant	6,000	12/15	2/5 yr.	117,000	19.50
Circuit City	20,413	01/17	5/5 yr.	326,608	16.00
Bed, Bath & Beyond	20,900	01/19	3/5 yr.	282,150	13.50
Border's	17,400	01/19	3/5 yr.	318,420	18.30
Chili's	5,855	04/20	3/5 yr.	105,000	17.93
Longhorn Steakhouse	5,547	08/20	3/5 yr.	85,000	15.32
Michaels	21,718	10/20	3/5 yr.	352,917	16.25
Price Chopper	73,883	12/25	4/5 yr.	1,321,667	17.89

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)	Average Base Rental Income Per Square Foot Under Expiring Leases ($)
2005	0	-	-	0.0%	3,127,986	-
2006	0	-	-	0.0%	3,128,986	-
2007	0	-	-	0.0%	3,128,986	-
2008	0	-	-	0.0%	3,146,386	-
2009	1	1,900	43,700	1.4%	3,146,386	23.00
2010	0	-	-	0.0%	3,102,686	-
2011	0	-	-	0.0%	3,139,627	-
2012	0	-	-	0.0%	3,139,627	-
2013	1	9,590	171,181	5.5%	3,139,627	17.85
2014	0	-	-	0.0%	2,968,446	-

The table below sets forth certain information with respect to the occupancy rate at Monadnock Marketplace expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending	Occupancy Rate as of	Effective Annual Rental
December 31,	December 31,	Per Square Foot ($)

2004	100%	16.38
2003	96%	16.12

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may limit the liability for these expenses to a specified amount.

Plan of Distribution

The following information, which was previously inserted at the end of the "Plan of Distribution" section on page 171 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of December 19, 2005.

		Gross	Commission and fees	Net
	Shares	proceeds ($) (1)	($) (2)	proceeds ($)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the offering:	8,103,446	81,034,660	8,508,639	72,526,021

	8,123,446	81,234,660	8,508,639	72,726,021

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.